

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2014

Via E-mail:
Michael G. Laporte
Methes Energies International, Ltd.
4170 Sladeview Cresent, Unit 5
Mississauga, Ontario, Canada, L5L 0A1

> **Re: Methes Energies International, Ltd.**
> **Registration Statement on Form S-3**
> **Filed January 13, 2014**
> **File No. 333-193341**

Dear Mr. Laporte:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you filed your registration statement more than 45 days after the end of your fiscal year. As you did not have reportable income in either fiscal year 2011 or 2012, you will need to include your audited financial statements for fiscal year 2013 before we will accelerate the effective date of your registration statement. Refer to Rule 8-08 of Regulation S-X.

Fee Table

2. The presentation of the information about the shares you are registering in the fee table does not appear to be consistent with the information on the cover page. Your prospectus cover page identifies a January 2104 Private Placement in which you issued Common Stock Units to an accredited investor that were comprised of a total of 50,000 shares of

common stock and warrants exercisable for 50,000 shares of common stock. The fee table seems to incorporate these shares into shares underlying units from the Common Stock Unit Offering. It is also unclear where in the fee table the 50,000 shares issued as part of the compensation paid to a consultant appears. Please revise to reconcile these disclosures. Please also ensure that the information in your Selling Stockholders section and footnotes thereto is consistent with this information.

Prospectus Cover Page

3. We note that you appear to be registering the resale of common stock that is included in units that are themselves subject to outstanding warrants issued to Representatives or Placement Agents in your initial public offering, Series A-1 Unit Offering, Series A-2 Unit Offering and Common Stock Unit Offering. Please note that it is not appropriate to register the resale of common stock underlying a convertible security that has not yet been issued unless the selling shareholder is irrevocably bound to purchase the convertible security and is at market risk at the time the registration statement is filed. For example, if you issued Representatives' Warrants to acquire Units comprised of common stock and Class A and B warrants, it is not appropriate at this time to register the resale of shares underlying the Class A and B warrants in those Units if the Representatives must first exercise the Representatives' Warrants to acquire the Units. In that case, the private placement of the Units including the Class A and B warrants is not complete and the Representatives are not currently at market risk for the Units or warrants. Similarly, it is premature at this time to register the Placement Agents' resale of common shares issuable upon conversion of preferred stock or the exercise of a warrant that is part of a Unit from the Series A-1 or A-2 Unit Offering or the Common Stock Unit Offering prior to the Placement Agents' exercise of their warrants to acquire those Units including the preferred stock and warrants. Please revise your registration statement as necessary to remove the resale of all shares whose immediately overlying convertible security has not yet been issued. Please see our Securities Act C&DI paragraph 139.11 for more information.

Summary, page 4

4. We note that instead of summarizing your offering, your prospectus simply lists the unregistered shares that you intend to offer in this registration statement. Please revise your summary so that it provides an overview of the key aspects of your offering. Refer to Item 503(a) of Regulation S-K. In revising your summary, please note that it currently contains complicated legal terminology that would be difficult for most investors to understand. Refer to Rule 421 of the Securities Act.

Selling Stockholders, page 7

5. In this or another appropriately captioned section, please clearly describe the material terms of each of the offerings in which the selling stockholders acquired the shares you are registering for resale. For example, for each offering, please disclose the following:
    *   Date of sale;
    *   Type and amount of securities sold and the proceeds raised in the offering;
    *   Exemption from registration you relied upon, including a brief statement of facts supporting use of the exemption;
    *   Any warrants or other securities granted to the Representatives or Placement Agents; and
    *   Terms of conversion or exercise of any convertible securities or warrants included in any Units or otherwise included in the offering.

    Additionally, please ensure that this revised disclosure is consistent, and can easily be read in connection, with the disclosure provided in your fee table.

Closing

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Korvin, Law Clerk at 202-551-3236 or me at 202-551-3765 if you have any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Stephen Zelnick
       Morse, Zelnick, Rose & Lander LLP